UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of April 2014

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on April 1, 2014: Jacada selected by Major US Communications Provider to Deliver New Sales Agent Desktop Solution

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	April 1, 2014

Jacada Selected by Major US Communications Provider to Deliver New Sales Agent Desktop Solution

Material deal extends Jacada customer service presence within the organization to improve sales order entry systems

ATLANTA--(BUSINESS WIRE)--April 1, 2014--Jacada, Inc., a leading global provider of customer service technology designed to simplify the interaction between businesses and their customers, today announced that it has extended its relationship with one of the largest US-based communications providers for the implementation of a new sales agent’s desktop project. Jacada solutions are expected to simplify order entry, average call handling time, and training time to improve customer experience.

The new project designed for sales agents will encompass Jacada technologies such as Jacada WorkSpace Agent Desktop, Jacada WorkFlow for business process management, and Jacada HostFuse to extend the life, reach, and reusability of legacy systems.

“Jacada’s desktop solutions are industry proven and continue to be selected by top organizations because of our solid and innovative technology for outbound and inbound contact centers,” said Guy Yair, co-chief executive officer of Jacada. “With the backing of Jacada’s business process and automation system tools, the Jacada Agent Desktop will continue to support enterprises in simplifying their customer interactions and being more competitive in the market.”

About Jacada

Jacada solutions help organizations improve their customer experiences and reduce their operational costs. Jacada enables organizations to deliver advanced customer and agent interactions by implementing cutting‐edge mobile customer service and visual IVR solutions, agent desktops, and process optimization tools. Customers can benefit from an improved customer service experience at every touch point with the organization, whether at the call center, on the mobile, or at the retail store. Jacada projects often deploy in less than six months, and customers often realize a complete return on investment within 12 months of deployment. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at www.Jacada.com.

CONTACT:
Jacada, Inc.
A. Lee Judge, 770-776-2326
Marketing Programs Manager
ljudge@jacada.com